Exhibit 99.1

ASX ANNOUNCEMENT

24 December 2013

Licensing Update

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to provide this update to the Market, in relation to the ongoing out-licensing of its proprietary non-coding DNA technologies.

The Company is pleased to report it has now granted a license to Bio-Reference Laboratories, Inc., based in Elmwood Park, New Jersey, USA, and its affiliates in USA.  As is typical in such cases, the precise commercial terms are covered by formal Confidentiality provisions, and cannot be disclosed.

The Company confirms it is now actively pursuing its patent Assertion Programme in USA, despite some recent changes in U.S. law which temporarily slowed the programme.  These new laws were carefully evaluated, and their relevance to the programme was properly considered with counsel.  Despite these challenges, the Assertion Programme has been, and is now being, actively pursued.  Indeed, we are pleased to report that several significant cases now pending in the District of Delaware — including cases against (i) Bristol Myers Squibb, (ii) Pfizer and (iii) Merial have each been allocated to the same Judge.  While they are still separate cases, this consolidation will offer certain efficiencies to the legal processes now under way, and could possibly also speed up the process for GTG.

In addition, the various Courts overseeing the pending cases have ruled that such cases should now be “unstayed” — that is, they should not be further delayed because of the delaying tactics being pursued by Merial.

Indeed, Merial recently applied yet again to the U.S. Patent and Trademark Office (USPTO) to have one of the GTG non-coding patents re-examined.  This is now the third such application by Merial against this GTG patent.  As previously reported, the first two applications by Merial were duly considered by the USPTO — and then rejected. In this most recent case, Merial has submitted approximately 25 items of allegedly relevant evidence, with the USPTO already rejecting much of that evidence, without even seeking comment from GTG.  As to the other evidence, GTG is currently preparing formal submissions to show the USPTO why it is equally irrelevant.

Meanwhile, the assertion programme is also making progress in Europe, with a legal action now under way in the Netherlands against Hendrix Genetics NV, where we expect some rulings by the Courts early in the New Year, and with other actions in Europe now being planned by GTG.

It is also noted that each year since 2005, GTG received an agreed license annuity fee of AUD 1 million from Genzyme Corporation in USA.  This year, that payment has not yet been received, and GTG is now considering its various legal options.  GTG will provide a further update to the Market, as appropriate.

In summary, the GTG licensing Assertion Programme continues to generate valuable non-dilutive revenue for GTG.

FOR INFORMATION REGARDING THIS ANNOUNCEMENT PLEASE CONTACT

Dr. Mervyn Jacobson	Laura Forman (USA)
Vice President, Global Licensing and IP	Blueprint Life Science Group

Genetic Technologies Limited	+1 (415) 375 3340, Ext. 103
Phone: +61 419 657 915

About Genetic Technologies Limited

Genetic Technologies is an established diagnostics company with more than 20 years of experience in commercializing genetic testing, non-coding DNA and product patenting.  The Company has operations in Australia and the U.S. and is dual-listed on the ASX (Code: GTG) and NASDAQ (Ticker: GENE).  Genetic Technologies is focused on the commercialization of its patent portfolio through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics assets.  Its U.S. subsidiary, Phenogen Sciences Inc., offers novel predictive testing and assessment tools to help physicians proactively manage women’s health.  Phenogen’s lead product, BREVAGen™, is a first in class, clinically validated risk assessment test for non-familial breast cancer.

For more information, please visit http://www.gtglabs.com and http://www.phenogensciences.com

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com     ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040